                           OFFER TO PURCHASE FOR CASH
                           ALL OUTSTANDING SHARES OF
                 CLASS A COMMON STOCK AND CLASS B COMMON STOCK
                                       OF
                                TPC CORPORATION
                                       AT
                              $13.41 NET PER SHARE
                                       BY
                           POWER ACQUISITION COMPANY
                          A WHOLLY OWNED SUBSIDIARY OF
                           PACIFICORP HOLDINGS, INC.

                        THE OFFER AND WITHDRAWAL RIGHTS
     WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON MONDAY, APRIL 14, 1997
                          UNLESS THE OFFER IS EXTENDED

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION
1) THAT NUMBER OF SHARES THAT WOULD REPRESENT A MAJORITY OF ALL OUTSTANDING SHARES (DETERMINED ON A FULLY DILUTED BASIS) ON THE DATE OF PURCHASE. SEE INTRODUCTION AND SECTION 13.

    THE BOARD OF DIRECTORS OF TPC CORPORATION HAS APPROVED THE MERGER AGREEMENT AND THE MAKING OF THE OFFER BY THE PURCHASER, AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER.

    Any stockholder desiring to tender all or any portion of such stockholder's Shares should (A) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to the Depositary, and either deliver, together with the Letter of Transmittal, the certificates representing the tendered Shares and any other required documents to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (B) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if they desire to tender Shares so registered.

    If a stockholder desires to tender Shares and such stockholder's certificates for such Shares are not immediately available, or the procedures for book-entry transfer cannot be completed on a timely basis, or time will not permit all documents to reach the Depositary prior to the Expiration Date, such stockholder may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

    Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                            ------------------------

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

March 18, 1997

                               TABLE OF CONTENTS

                                                                                                            PAGE
                                                                                                            -----
INTRODUCTION..............................................................................................     3
  1.  TERMS OF THE OFFER; EXPIRATION DATE.................................................................     4
  2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.......................................................     6
  3.  PROCEDURE FOR TENDERING SHARES......................................................................     7
  4.  WITHDRAWAL RIGHTS...................................................................................     9
  5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.............................................................    10
  6.  PRICE RANGE OF SHARES; CASH DISTRIBUTIONS...........................................................    10
  7.  CERTAIN INFORMATION CONCERNING THE COMPANY..........................................................    11
  8.  CERTAIN INFORMATION CONCERNING THE PURCHASER........................................................    12
  9.  SOURCE AND AMOUNT OF FUNDS..........................................................................    14
 10.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY..................................................    15
 11.  THE PURPOSE OF THE OFFER; MERGER AGREEMENT; PLANS FOR THE COMPANY...................................    16
 12.  EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, NEW YORK STOCK EXCHANGE LISTING AND EXCHANGE ACT
        REGISTRATION......................................................................................    23
 13.  CERTAIN CONDITIONS OF THE OFFER.....................................................................    24
 14.  CERTAIN LEGAL MATTERS...............................................................................    25
 15.  FEES AND EXPENSES...................................................................................    26
 16.  MISCELLANEOUS.......................................................................................    27

SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER, PHI,
                AND PACIFICORP............................................................................   S-1

To the Holders of Class A Common Stock and Class B Common Stock of TPC Corporation:

                                  INTRODUCTION

    Power Acquisition Company, a Delaware corporation (the "Purchaser"), which is a wholly owned Subsidiary of PacifiCorp Holdings, Inc., a Delaware corporation ("PHI"), hereby offers to purchase all outstanding shares of Class A Common Stock, $.01 par value per share, and Class B Common Stock, $.01 par value per share (collectively, the "Shares"), of TPC Corporation, a Delaware corporation (the "Company"), at a purchase price of $13.41 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

    The purpose of the Offer is to enable PHI to acquire the entire equity interest in the Company. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 11, 1997 by and among the Purchaser, PHI and the Company (the "Merger Agreement"). The Merger Agreement provides for, among other things, the Purchaser to commence a cash tender offer to purchase all of the Shares of the Company for $13.41 per Share. As soon as practicable following the consummation of the Offer, it is intended that the Purchaser will merge into the Company (the "Merger") pursuant to the applicable provisions of the Delaware General Corporation Law ("DGCL"). The purpose of the Merger is to facilitate the acquisition of the Shares not tendered and purchased pursuant to the Offer. Under the terms of the Merger Agreement, upon consummation of the Merger each then outstanding Share (other than Shares owned by the Company or any subsidiary of the Company, the Purchaser, PHI or any other subsidiary of PHI and Shares held by stockholders who perfect any available appraisal rights under the DGCL) would be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer (the "Offer Price").

    Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. The Purchaser will pay all fees and expenses of IBJ Schroder Bank & Trust Company, which is acting as the depositary (the "Depositary"), and Georgeson & Company Inc., which is acting as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 15.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MERGER AGREEMENT AND THE MAKING OF THE OFFER BY THE PURCHASER, AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER. THREE OF THE COMPANY'S EXECUTIVE OFFICERS HAVE ENTERED INTO AN AGREEMENT TO TENDER THEIR SHARES PURSUANT TO THE OFFER. SEE SECTION 10. THE COMPANY HAS INFORMED THE PURCHASER THAT, TO THE COMPANY'S KNOWLEDGE, ALL OTHER EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY INTEND TO TENDER THEIR SHARES PURSUANT TO THE OFFER.

    Lehman Brothers Inc. ("Lehman Brothers") has delivered to the Board of Directors of the Company its opinion that the consideration to be offered to the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. A copy of the opinion of Lehman Brothers is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders herewith.

    THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1) THAT NUMBER OF SHARES (THE "MINIMUM NUMBER OF SHARES") THAT WOULD REPRESENT A MAJORITY OF ALL OUTSTANDING SHARES OF THE COMPANY (ON A FULLY DILUTED BASIS) ON THE DATE OF PURCHASE (THE "MINIMUM CONDITION"). SUBJECT TO

OBTAINING THE CONSENT OF THE COMPANY, THE PURCHASER RESERVES THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE COMMISSION), WHICH IT CURRENTLY HAS NO INTENTION OF EXERCISING, TO WAIVE OR REDUCE THE MINIMUM CONDITION AND TO ELECT TO PURCHASE, PURSUANT TO THE OFFER, FEWER THAN THE MINIMUM NUMBER OF SHARES. SEE SECTIONS 1 AND 13.

    Certain other conditions to the Offer are described in Section 13. Subject to the limitations of the Merger Agreement, the Purchaser reserves the right to waive any one or more of the conditions to the Offer. See Sections 2 and 13.

    According to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Company's 1996 Form 10-K"), as of March 7, 1997, there were 18,004,215 Shares issued and outstanding (17,424,252 shares of Class A Common Stock, par value $.01 per share, and 579,963 shares of Class B Common Stock, par value $.01 per share). According to the Company's representation in the Merger Agreement, there were 3,497,494 shares subject to options as of March 11, 1997. The Company has agreed in the Merger Agreement to use its best efforts to enter into agreements with holders of outstanding options providing that, immediately after the date on which the Purchaser shall have accepted for payment all Shares tendered hereunder, each option shall be cancelled in exchange for a payment to the option holder equal to the Offer Price less the exercise price of such option multiplied by the number of shares previously subject to such option (less any applicable withholding). Based on the foregoing, and assuming that no changes occur prior to the date of purchase pursuant to the Offer, there would currently be 21,501,709 Shares outstanding on a fully diluted basis and the Minimum Number of Shares would be 10,750,856. However, the actual Minimum Number of Shares will depend upon the facts as they exist on the date of purchase.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

    1.  TERMS OF THE OFFER; EXPIRATION DATE.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Date and not withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 Midnight, Eastern time, on April 14, 1997, unless and until the period during which the Offer is open shall have been extended in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended, will expire.

    THE OFFER IS CONDITIONED UPON SATISFACTION OF THE MINIMUM CONDITION, THE EXPIRATION OR EARLY TERMINATION OF THE APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT") AND THE SATISFACTION OF THE OTHER CONDITIONS SET FORTH IN SECTION 13.

    If by 12:00 Midnight, Eastern time, on Monday, April 14, 1997 (or any date and time then set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the applicable rules and regulations of the Securities and Exchange Commission ("Commission") and subject to limitations in the Merger Agreement, to (a) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders, (b) waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (c) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) amend the Offer. See Section 11. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, WHETHER OR NOT THE PURCHASER EXERCISES ITS RIGHT TO EXTEND THE OFFER.

    There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that the announcement be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

    If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

    If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in the percentage of securities sought or a change in price, will depend upon the facts and circumstances, including the relative materiality of the changes or information.

    If, prior to the Expiration Date and subject to the limitations in the Merger Agreement, the Purchaser should increase or decrease the percentage of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer to holders of Shares, such increase or decrease would be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and if, at the time notice of any increase or decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer would be extended at least until the expiration of such ten business-day period. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

    This Offer to Purchase and the related Letter of Transmittal is being mailed to the record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

    2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) promptly after the Expiration Date. See Sections 1 and 13. If any condition to the Offer specified in the Merger Agreement or in
Section 13 of the Offer to Purchase is not satisfied at the Expiration Date, the Purchaser must either (a) waive the unsatisfied condition and accept for payment and pay for any tendered Shares, (b) terminate the Offer and return all tendered Shares to the tendering stockholders, or (c) further extend the Offer resulting in an extension of the right of stockholders to withdraw tendered Shares until the new Expiration Date; provided, however, that the Purchaser may accept tendered Shares for payment subject to the expiration or termination of the applicable waiting period under the HSR Act.

    PHI filed a Notification and Report Form with respect to the Offer under the HSR Act on March 18, 1997. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., Eastern time, on April 2, 1997 unless early termination of the waiting period is granted. However, the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") may extend the waiting period by requesting additional information or documentary material from PHI or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., Eastern time, on the 10th day after substantial compliance by PHI or the Company with such request. See Section 14 hereof for additional information concerning the HSR Act and the applicability of the antitrust laws to the Offer.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to stockholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE FOR TENDERED SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING THE PAYMENT AFTER THE EXPIRATION DATE.

    In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility," and collectively the "Book-Entry Transfer Facilities") pursuant to the procedure set forth in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal.

    If any tendered Shares are not accepted for payment for any reason certificates evidencing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

    3.  PROCEDURE FOR TENDERING SHARES.

    In order for a holder of Shares validly to tender Shares pursuant to the Offer, (i) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the certificates evidencing tendered Shares ("Share Certificates") must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure described below.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation."

    The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

    DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    SIGNATURE GUARANTEES. Signatures on Letters of Transmittal must be guaranteed by a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an "Eligible Institution"), except no signature guarantee is required where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share Certificates not accepted for payment or not tendered are to be returned, to a person other than the registered holder(s), the Share Certificates, as the case may be, must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on such certificates, with the signature(s) on such certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 of the Letter of Transmittal.

    A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR A FACSIMILE THEREOF) MUST ACCOMPANY EACH DELIVERY OF SHARE CERTIFICATES TO THE DEPOSITARY.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

   (iii) the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange ("NYSE") is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares, are actually received by the Depositary.

    DETERMINATION OF VALIDITY. In order for any tender of Shares to be valid, it must be in proper form. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, PHI, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's determinations with regard to compliance with the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

    OTHER REQUIREMENTS. By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's proxies, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after March 11, 1997. Such appointment is effective when, and only to the extent that, the Purchaser deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior proxies, consents and powers of attorney given by such stockholder will be revoked, and no subsequent proxies, consents and powers of attorney may be given (and, if given, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares and other securities for which appointment is effective, be empowered to exercise all voting and other rights of such stockholder in respect of any annual, special or adjourned meeting of the stockholders of the Company, actions by written consent in lieu of any such meeting or otherwise as they, in their sole discretion, deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares and other securities.

    A valid tender of Shares pursuant to one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

    TO AVOID BACKUP WITHHOLDING OF FEDERAL INCOME TAX WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE OFFER PRICE FOR THE SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 10 OF THE LETTER OF TRANSMITTAL.

    4.  WITHDRAWAL RIGHTS.

    Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after May 16, 1997.

    If the Purchaser extends the Offer, is delayed in the acceptance for payment of Shares or is unable to purchase Shares validly tendered pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this
Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

    For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial number shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, PHI, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

    5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    The following discussion summarizes the principal federal income tax consequences under the Internal Revenue Code of 1986, as amended (the "Code"), associated with the Offer, assuming that the Offer is consummated as contemplated herein. This summary does not purport to be comprehensive, does not describe all potentially relevant tax considerations and does not discuss state, local or foreign tax laws.

    The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes under the Code (and may also be a taxable transaction under applicable state, local, foreign and other tax laws). Generally, for federal income tax purposes, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer or the Merger and the holder's adjusted tax basis for the Shares sold pursuant to the Offer or converted in the Merger. Such gain or loss will be capital gain or loss if such holder held such Shares as a capital asset. If the shares were held longer than one year, the capital gain or loss will be long-term.

    For noncorporate taxpayers, including individuals, estates and trusts, net capital gain (the excess of net long-term capital gain over net short-term capital loss) currently is taxed at a maximum federal income tax rate of 28%. Short-term capital gain is taxed at the same federal income rates as ordinary income, currently at a maximum of 39.6%. Capital loss generally is deductible only to the extent of capital gain plus $3,000. Net capital loss in excess of $3,000 may be carried forward to subsequent taxable years.

    For corporations, capital losses are allowed only to the extent of capital gains, and net capital gain is taxed at the same rate as ordinary income. Corporations generally may carry capital losses back up to three years and forward up to five years.

    THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES RECEIVED PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WITH RESPECT TO HOLDERS OF SHARES WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. PERSONS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS AND FINANCIAL INSTITUTIONS, AND SECURITIES DEALERS, AND MAY NOT APPLY TO A HOLDER OF SHARES IN LIGHT OF INDIVIDUAL CIRCUMSTANCES. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

    6.  PRICE RANGE OF SHARES; CASH DISTRIBUTIONS.

    The Company's Class A Common Stock is listed and traded principally on the NYSE and was traded on the American Stock Exchange ("AMEX") through December 10, 1996. The following table sets forth, for the quarters indicated, the high and low sales prices on the NYSE and AMEX, as applicable, for the shares of Class A Common Stock based on the Company's 1996 Form 10-K, and other publicly available sources.

                                          HIGH        LOW
                                         -------    -------
Year Ended December 31, 1995:
  First Quarter......................... $10 1/8    $ 9 1/8
  Second Quarter........................   9 7/8      8 1/4
  Third Quarter.........................  10          8
  Fourth Quarter........................   9 1/2      8 1/4

Year Ended December 31, 1996:
  First Quarter......................... $ 9 1/4    $ 7 1/4
  Second Quarter........................   9          6 5/8
  Third Quarter.........................   8 7/8      6 3/8
  Fourth Quarter........................   9 1/2      7 7/8

Year Ending December 31, 1997:
  First Quarter (through March 11)...... $11 1/4    $ 8 3/4

    On March 11, 1997, the last full trading day prior to the announcement of the Offer, the closing sale price per share of the Company's Class A Common Stock reported on the NYSE was $11 1/8. There is no established public market for the Company's Class B Common Stock.

    According to the Company's 1996 Form 10-K, the Company has not paid dividends on the Company's Class A or Class B Common Stock, and the Company's credit agreements currently restrict the payment of dividends.

    STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    7.  CERTAIN INFORMATION CONCERNING THE COMPANY.

    The information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or taken from, or based upon, publicly available documents and records on file with the Commission and other public sources. The summary information concerning the Company in this Section 7 and elsewhere in this Offer to Purchase is derived from the Company's 1996 Form 10-K. The summary information set forth below is qualified in its entirety by reference to such documents (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such documents and other publicly available reports and documents filed by the Company with the Commission. The Purchaser assumes no responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are not known to the Purchaser.

    GENERAL. The Company is a Delaware corporation, and according to the Company's 1996 Form 10-K, the Company is engaged in the gathering, processing, storage and marketing of natural gas. The Company reports that it owns and operates gathering systems located in the Gulf of Mexico, plus related natural gas processing facilities. Its gathering systems currently consist of approximately 350 miles of pipe with 1,680 MMcf/day total capacity and an average throughput for the year ended December 31, 1996 of 868 MMcf/ day. The Company also has a majority voting and ownership interest in Market Hub Partners, which is developing an integrated system of natural gas market hubs with high deliverability salt cavern storage facilities, certain of which are connected via third party pipelines to the Company's offshore gathering systems.

    CERTAIN FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial data with respect to the Company and its subsidiaries, which was excerpted from the Company's 1996 Form 10-K. More comprehensive financial information is included in such report (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the Commission, and the following financial information is qualified in its entirety by reference to such report and other documents and all of the financial information and notes contained therein. Such report and other documents may be examined and copies thereof may be obtained in the manner set forth below.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1996        1995        1994
                                                                               ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA:
  Revenues...................................................................  $  617,292  $  311,565  $  294,162
  Operating income...........................................................      24,102      12,898      11,544
  Income before extraordinary item...........................................       5,044         494       3,317
  Net income.................................................................       5,044         701       3,122
  Net income per common share................................................        0.27        0.05        0.21


                                                                                    DECEMBER 31,
                                                                               ----------------------
                                                                                  1996        1995
                                                                               ----------  ----------
BALANCE SHEET DATA:
  Working capital............................................................  $   20,072  $   14,204
  Total assets...............................................................     348,611     375,916
  Long-term debt.............................................................     138,532     146,515
  Stockholders' equity.......................................................     102,880      98,441

    AVAILABLE INFORMATION. The Company is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is obligated to file with the Commission periodic reports, proxy statements and other information relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in reports filed with the Commission or in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C., 20549, and also should be available for inspection at the regional offices of the Commission located in the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, 13th Floor, New York, New York. Copies of such materials should be obtainable, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C., 20549. The information also should be available at the NYSE at 20 Broad Street, New York, New York 10005.

    8.  CERTAIN INFORMATION CONCERNING THE PURCHASER.

    GENERAL. The Purchaser, a Delaware corporation and a wholly owned subsidiary of PHI, was recently organized to acquire the Company and has not conducted any unrelated activities since its organization. The principal office of the Purchaser is located at the principal office of PHI. All outstanding shares of capital stock of the Purchaser are owned by PHI.

    PHI, a Delaware corporation (formerly Inner PacifiCorp, Inc.), is a wholly owned subsidiary of PacifiCorp, an Oregon corporation ("PacifiCorp"). PacifiCorp is a domestic electric utility headquartered in Portland, Oregon that conducts a retail electric utility business through Pacific Power & Light Company and Utah Power & Light Company and engages in power production and sales on a wholesale basis under the name PacifiCorp. The principal executive offices of PHI are located at 700 NE Multnomah, Suite 1600, Portland, Oregon 97232; the telephone number is (503) 731-2000.

    PHI was formed in 1984 to hold the stock of PacifiCorp's principal subsidiaries and to facilitate the conduct of businesses not regulated as domestic electric utilities. Historically, PHI's principal subsidiaries were engaged in telecommunications, mining and resource development and financial services. In recent years, PHI reduced the size and scope of its financial services operations and sold its mining and resource development subsidiary. In addition, PacifiCorp, through several subsidiaries of PHI, has been pursuing opportunities to strengthen the domestic and international scope and competitive position of its electric utility and telecommunications operations and to develop and expand its nonregulated energy related activities, including its independent power production, cogeneration and power marketing and trading businesses. PHI expects that this expansion will continue into the future as the domestic energy markets become less regulated and as opportunities arise in domestic and international markets. At the present time, PHI's principal subsidiaries are engaged primarily in telecommunications and international and domestic power production, distribution and marketing. PHI also owns certain financial assets directly and through other subsidiaries.

    CERTAIN FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial information with respect to PHI and its subsidiaries excerpted from the consolidated financial statements contained in PHI's Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), copies of which are available for inspection at the Commission's office at 450 Fifth Street, N.W., Washington, D.C., 20549, and also should be available for inspection at the regional offices of the Commission located in the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, 13th Floor, New York, New York. Copies of such materials should be obtainable, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C., 20549.

                            SELECTED FINANCIAL DATA
                                 (IN MILLIONS)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                          --------------------------------------------
                                                                             1996        1995       1994       1993
                                                                          -----------  ---------  ---------  ---------
                                                                          (UNAUDITED)
INCOME STATEMENT DATA:
  Revenues..............................................................   $ 1,333.0   $   784.8  $   858.8  $   898.6
  Income from operations................................................       375.3       246.9      203.1      184.9
  Income from continuing operations before cumulative effect of change
    in accounting principle.............................................       133.2       189.3       88.0       60.5
  Net income............................................................       133.2       189.3       88.0      114.9

                                                                          DECEMBER 31,
                                                                ---------------------------------
                                                                   1996        1995       1994
                                                                -----------  ---------  ---------
                                                                (UNAUDITED)
BALANCE SHEET DATA:
  Working capital.............................................   $   (85.0)  $  (495.6) $     8.5
  Total assets................................................     4,839.3     4,484.3    2,532.0
  Long-term debt..............................................     2,049.7     1,542.2      614.2
  Stockholders' equity........................................     1,457.5     1,311.6      856.3

    Neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule I hereto or any associate of the Purchaser, including PHI and PacifiCorp, or any of the persons so listed, beneficially owns or has a right to acquire directly or indirectly any securities of the Company, and neither the Purchaser, nor, to the best knowledge of the Purchaser, any of the persons or entities referred to above, including PHI and PacifiCorp, or any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transactions in the securities of the Company during the past 60 days.

    Except as set forth in this Offer to Purchase, none of the Purchaser, PHI or PacifiCorp or, to the best knowledge of the Purchaser, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of the Purchaser, PHI or PacifiCorp or, to the best knowledge of the Purchaser, any of the persons listed on Schedule I hereto, has had since January 1, 1994 any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that are required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1994, there have been no contacts, negotiations or transactions between the Purchaser, PHI or PacifiCorp or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

    9.  SOURCE AND AMOUNT OF FUNDS.

    The Purchaser estimates that the total amount of funds required to purchase pursuant to the Offer the number of Shares that are outstanding on a fully diluted basis and to pay fees and expenses related to the Offer will be approximately $290 million. The Purchaser plans to obtain all funds needed for the Offer from PHI. PHI will make an unsecured advance to the Purchaser prior to the consummation of the Offer.

PHI expects to obtain the funds needed for the Offer from its general corporate funds and from the issuance of commercial paper or other short-term borrowings.

    THE OFFER IS NOT CONDITIONED UPON THE PURCHASER OBTAINING FINANCING TO PURCHASE SHARES PURSUANT TO THE OFFER. SEE INTRODUCTION AND SECTION 13.

    10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

    On November 12, 1996, the Company publicly announced that it had engaged Lehman Brothers to assist it in exploring strategic alternatives, including a possible sale or merger of all or a part of the Company. The press release noted, however, that the Company's Board of Directors (the "Board") had not made a determination that the Company would be sold or merged or that such a transaction would be in the best interests of the stockholders.

    PHI had previously been contacted by Lehman Brothers regarding any interest it might have in acquiring or merging with the Company. On October 23, 1996, PacifiCorp Power Marketing, Inc., a wholly owned subsidiary of PHI, signed a Confidentiality Agreement with the Company. After November 12, 1996, PHI received descriptive information about the Company and its subsidiaries and was asked to submit a preliminary indication of interest. Following submission of its preliminary indication of interest in mid-December 1996, PHI, along with other potential acquirors, was invited to visit the Company's data room, receive management presentations and then submit a definitive proposal for the acquisition of all or part of the Company for cash or stock. These requests to bid included a form of transaction agreement on which the participants were invited to comment.

    Bids were submitted by interested parties, including PHI, on February 14, 1997 (including such parties' comments to the proposed form of transaction agreement). PHI's initial proposal was that, subject to certain conditions, it acquire the Company in a stock-for-stock merger in which each Share would be converted into common stock of PacifiCorp, PHI's parent, having a market value at the time of consummation of the merger of $13.00 per Share.

    The Company's legal and financial advisors contacted PHI to clarify various matters prior to a meeting of the special committee of the Board (the "Special Committee") held on February 18, 1997. In such discussions, representatives of PHI indicated that PacifiCorp was precluded by certain regulatory constraints from issuing new shares of its stock to acquire the Company; rather, PHI proposed to use cash to repurchase shares of PacifiCorp common stock in the open market for delivery to the stockholders of the Company in the merger. PHI advised the Company that it estimated it would take 75 to 90 business days to acquire all such shares.

    After the Special Committee meeting of February 18, 1997, Lehman Brothers contacted PHI to inform PHI of the Special Committee's responses to PHI's initial proposal. PHI was told that the Special Committee had concluded, based on materials included with PHI's proposal regarding certain Company balance sheet assumptions, that PHI might be willing to increase its offer price to approximately $13.45 per Share in light of anticipated year-end 1996 balance sheet information compared to PHI's assumptions. PHI was also told of the Special Committee's concern regarding the risk of delay in consummating a transaction resulting from the need for PHI to make open market purchases of the necessary amount of PacifiCorp common stock prior to the mailing of proxy materials to the Company's stockholders, including the possibility of delays beyond the time frame anticipated by PHI. On behalf of the Company, Lehman Brothers asked if PHI would be willing to acquire the Shares for $13.45 per Share in cash in a tender offer to be followed by a second step merger.

    PHI responded preliminarily on February 18 that it preferred an all cash transaction and would be willing to increase the price paid in such a transaction to a price in the range of $13.40 to $13.45 per share, subject to
(i) satisfactory resolution of certain confirmatory due diligence items, including the financial information underlying PHI's assumptions on price, (ii) resolution of certain issues regarding the form of proposed transaction agreement and (iii) approval by the boards of directors of PHI and PacifiCorp. Following that discussion, the Company transmitted to PHI a proposed form of merger agreement revised to reflect a two-step cash transaction. Representatives of PHI and the Company, together with their respective legal and financial advisors, met in person on February 20 and by phone on February 21 to discuss the foregoing matters.

    Over the course of the next two weeks, including at meetings between the parties on March 3 and 4, 1997, PHI proceeded to complete its remaining confirmatory due diligence items and the parties proceeded to resolve substantially all issues regarding the form of proposed merger agreement. PHI advised the Company that the boards of directors of PHI and PacifiCorp would be convened on March 11, 1997 to consider approval of the transaction. The Company scheduled a meeting of its Board on the same day.

    On March 6, 1997, management of PHI advised Lehman Brothers that management of PHI would be willing to recommend to the boards of directors of PHI and PacifiCorp that the parties execute a definitive agreement for the acquisition of the Company in an all cash, two-step transaction at a price of $13.41 per share of Common Stock. Lehman Brothers responded that such a proposal would be presented to the Board.

    On March 11, 1997, the boards of directors of PacifCorp and PHI approved the Merger Agreement, the Offer and the Merger. The Company's Board also met on the afternoon of March 11, 1997. At that meeting, Lehman Brothers delivered its oral opinion (which was subsequently confirmed in writing) that, as of that date and subject to the matters described by it, the cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. At the meeting, the Board approved the Merger Agreement and the Merger and resolved to recommend the Offer to the Company's stockholders. Immediately thereafter, PHI, the Purchaser and the Company executed the Merger Agreement, pursuant to which the Purchaser agreed to make the Offer. In addition, a stockholder agreement by and among PHI, the Purchaser, Larry W. Bickle, John A. Strom and J. Chris Jones was executed, pursuant to which such three individuals agreed to tender their Shares in the Offer and to sell such shares to the Purchaser, at the price paid in the Offer, subject to certain conditions. The parties issued press releases publicly announcing the transaction before the opening of business on March 12, 1997.

    11. THE PURPOSE OF THE OFFER; MERGER AGREEMENT; PLANS FOR THE COMPANY.

PURPOSE

    The purpose of the Offer and the Merger is to enable PHI to acquire control of, and the entire equity interest in, the Company.

MERGER AGREEMENT

    Set forth below is a summary of the material provisions of the Merger Agreement, a copy of which is filed as Exhibit (c)(1) to the Schedule 14D-1. Such Exhibit should be available for inspection and copies should be obtained, in the manner set forth in Section 8 of the Offer to Purchase (except that it will not be available at the regional offices of the Commission). The following summary is qualified in its entirety by reference to the Merger Agreement.

    THE OFFER. The Merger Agreement provides that PHI will cause the Purchaser to commence and the Purchaser will commence the Offer to purchase all of the Shares for $13.41 per Share. The Merger Agreement specifies certain conditions for the Offer, including, among other things, the Minimum Condition. Pursuant to the Merger Agreement, the Purchaser expressly reserves the right to change or waive any such condition, to increase the Offer Price, and to make any other changes in the terms and conditions of the Offer; provided however, that no change may be made which (A) decreases the Offer

Price, (B) reduces the maximum number of Shares to be purchased in the Offer,
(C) imposes conditions to the Offer in addition to those set forth in Section 13 below, (D) changes or waives the Minimum Condition, (E) extends the Offer, except as described in the following sentence, (F) provides for a different Offer Price in respect of Class A Common Stock than in respect of Class B Common Stock, or (G) waives or changes the terms of the Offer in any manner adverse to the holders of Shares (other than PHI and its subsidiaries). The Merger Agreement provides that the Offer will expire 20 business days after it is commenced, will be extended for an aggregate of up to 10 business days from the initial expiration date if requested by the Company and may be extended by the Purchaser for an aggregate of up to 20 business days from the expiration date (but no more than 20 business days therefrom) without the written consent of the Company, except that (i) the Offer may be extended without such consent for up to an aggregate of 30 days from the initial expiration date until the expiration or termination of the waiting period, if applicable, under the HSR Act and (ii) the Purchaser may extend the Offer, if at the time the Offer would otherwise expire, a 5 day cure period under clause (f) or (g) of Section 13 below is in effect, to a date 5 days after the end of such 5 day cure period.

    THE MERGER. The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the DGCL, as soon as practicable following the satisfaction or waiver, if permissible, of the conditions described below under "Conditions to the Merger," the Purchaser will be merged with and into the Company with the Company as the surviving corporation in the Merger (the "Surviving Corporation"). The Merger will become effective at the time of filing of a certificate of merger, or certificate of ownership and merger, as required by the DGCL (the "Effective Time"). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by PHI, by the Purchaser or by any other direct or indirect subsidiary of PHI or of the Company, or held in the treasury of the Company, all of which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto, and the Shares owned by stockholders who have complied with all of the relevant provisions providing for appraisal rights under the DGCL) will be canceled and converted automatically into the right to receive an amount equal to the Offer Price in cash (the "Merger Consideration") net to the holder, without any interest thereon, and each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

    STOCKHOLDERS MEETING. The Merger Agreement provides that, if required by applicable law in order to consummate the Merger, the Company will, subject to its fiduciary duties under applicable law, duly call an annual or special meeting of its stockholders (the "Stockholders Meeting") as soon as practicable following the consummation of the Offer to consider and vote upon the adoption of the Merger and the Merger Agreement. The Merger Agreement provides that in the event that the Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the consummation of the Offer without a Stockholders Meeting in accordance with Section 253 of the DGCL. PHI has agreed to cause all the Shares purchased pursuant to the Offer and all other Shares beneficially owned by PacifiCorp, the Purchaser or any other subsidiary of PacifiCorp, to be voted in favor of the Merger and the Merger Agreement.

    STOCK OPTIONS. The Merger Agreement provides that (a) the Company will use its best efforts to enter into an agreement with each holder of an employee or director stock option to purchase Shares (in each case, an "Option") that provides that, immediately after the date on which the Purchaser will have accepted for payment all Shares validly tendered and not withdrawn prior to the Expiration Date with respect to the Offer, each Option that is then outstanding, whether or not then exercisable or vested, will be canceled by the Company, and each holder of a canceled Option will be entitled to receive from the Purchaser at the same time as payment for Shares is made by the Purchaser in connection with the Offer, in consideration for the cancellation of such Option, an amount in cash equal to the product of (i) the number of Shares previously subject to such Option, whether or not then exercisable or vested, and (ii) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Option, reduced by any applicable withholding.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains representations and warranties by the Company, relating to, among other things,
(i) the organization of the Company and its subsidiaries and other corporate matters, (ii) the capital structure of the Company, (iii) the authorization, execution, delivery and consummation of the transactions contemplated by the Merger Agreement, (iv) consents and approvals, (v) documents filed by the Company with the Commission and the accuracy of the information contained therein, (vi) the accuracy of the information contained in documents filed with the Commission in connection with the Offer and the Merger, (vii) litigation,
(viii) environmental matters, (ix) absence of material changes, and (x) taxes. In addition, the Merger Agreement contains representations and warranties by PHI and the Purchaser, relating to, among other things, (a) the organization and ownership of PHI and the Purchaser and other corporate matters, (b) the authorization, execution, delivery and consummation of the transactions contemplated by the Merger Agreement, (c) the accuracy of information contained in documents filed with the Commission in connection with the Offer and the Merger, (d) consents and approvals, (e) financial statements of PHI, (f) regulatory status and (g) absence of ownership of Shares.

    CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, except as otherwise provided in the Merger Agreement or with the prior written consent of PHI, the Company will, and will cause each of its subsidiaries to, conduct its operations only in the ordinary and usual course of business consistent with past practice. The Company has further agreed that it will use all reasonable efforts, and will cause each of its subsidiaries to use all reasonable efforts, to (i) preserve intact the present business organization of the Company and its subsidiaries,
(ii) keep available the services of the present officers and employees of the Company and its subsidiaries, and (iii) preserve the material relationships of the Company and its subsidiaries with licensors, licensees, customers, suppliers, employees and any others having business dealings with the Company or any of its subsidiaries. The Company has agreed that, unless otherwise contemplated or disclosed in the Merger Agreement or consented to by PHI, neither the Company nor any material subsidiary, can, between the date of the Merger Agreement and the Effective Time: (i) amend or otherwise change its charter or bylaws, (ii) issue, sell, pledge, dispose of, grant, or encumber any shares of capital stock of any class of the Company or any subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest of the Company or any subsidiary, or, any assets and properties material to the Company and the subsidiaries, taken as a whole, except for (a) sales of natural gas, in the ordinary course of business and in a manner consistent with past practice, by the marketing business of the Company or (b) pledges of assets and properties required by any financing document to which the Company or a subsidiary is a party on the date of the Merger Agreement, (iii) declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock (except for such declarations, set-asides, dividends and other distributions made from any subsidiary to the Company), (iv) reclassify, combine, split or subdivide, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, (v) acquire any corporation, partnership or other business organization or any division thereof or any material amount of assets, except for acquisitions of natural gas, in the ordinary course of business, by the marketing business of the Company; (vi) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, except borrowing in the ordinary course of business pursuant to any existing revolving credit agreement of the Company, (vii) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter described in the foregoing clauses (v) and (vi), (viii) increase the compensation payable or to become payable to, or grant any severance or termination pay to, its officers, employees, directors or consultants, except pursuant to existing contractual arrangements, (ix) pay, discharge or satisfy any claim, liability or obligation other than in the ordinary course of business and consistent with past practice and other than liabilities reflected or reserved against in the consolidated balance sheet of the Company and its consolidated subsidiaries as at December 31, 1996, including the notes thereto, or subsequently incurred in the ordinary course of business and consistent with past practice, (x) enter into any collective bargaining agreements or change accounting practices, (xi) make any contribution to the Company's employee stock ownership plan (the "ESOP") in excess of the amount necessary to amortize existing loans from the Company over the remaining portion of the original seven year period of such loans, (xii) amend in any material respect or terminate any contract or agreement material to the Company and its subsidiaries, or (xiii) agree to take in writing, or otherwise, any of the actions described in the foregoing clauses
(i) through (xii) or any action which would result in any of the conditions to the Offer not being satisfied (other than as contemplated by the Merger Agreement).

    ACCESS. Pursuant to the Merger Agreement, the Company has agreed that it will (i) give PHI and the Purchaser and their authorized representatives reasonable access to all offices, properties and other facilities and to all books and records of the Company and its subsidiaries, (ii) permit PHI and the Purchaser to make such inspections as it may reasonably require, and (iii) cause its officers and those of its subsidiaries to furnish PHI and the Purchaser such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries. In this regard, PHI and the Purchaser have agreed to comply with the terms of the Confidentiality Agreement between the Company and PacifiCorp Power Marketing, Inc. dated October 23, 1996 (the "Confidentiality Agreement").

    ALTERNATIVE PROPOSALS. The Merger Agreement provides that until the earlier of the termination of the Merger Agreement or the Effective Time, the Company will not, and will cause its officers, directors, subsidiaries, affiliates, representatives and agents, directly or indirectly, not to initiate, solicit or encourage, any proposal, offer or inquiry to acquire all or any substantial part of the business and properties of the Company or any capital stock of the Company whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (any such transaction, an "Alternative Transaction"). The Company has agreed to cease and to cause to be terminated any existing discussions or negotiations regarding Alternative Transactions with parties other than PHI and the Purchaser commenced before the date of the Merger Agreement. The Company has also agreed not to grant its consent to any party other than PHI and the Purchaser to take any action such party has agreed not to take pursuant to any "standstill" restrictions that are equivalent to the standstill provisions contained in the Confidentiality Agreement, or to provide any confidential or non-public information regarding the Company and its subsidiaries to, or have discussions with, any person regarding an Alternative Transaction.

    Notwithstanding the foregoing, the Merger Agreement provides that if the Company receives an unsolicited proposal or indication of interest for or with respect to a potential Alternative Transaction (an "Alternative Proposal"), the Company may engage in discussions or negotiations regarding such Alternative Proposal and furnish confidential or non-public information concerning the Company or its subsidiaries if in the reasonable, good faith judgment of the Company's Board of Directors, taking into account the advice of outside counsel, the failure to do so would violate the fiduciary duties of the Board of Directors to the holders of Shares under applicable law, and if the Alternative Proposal is a tender offer, the Company's Board of Directors may take and disclose to the Company's stockholders a position contemplated by rule 14e-2 under the Exchange Act. The Merger Agreement also provides that the Company will inform PHI promptly of its receipt of any Alternative Proposal.

    DIRECTORS. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, Shares by the Purchaser pursuant to the Offer, the Purchaser will be entitled to designate such number of directors on the Company's Board of Directors as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors, and the Company will, at such time, cause the Purchaser's designees to be so elected by its existing Board of Directors; provided, however, that in the event that the Purchaser's designees are elected to the Company's Board of Directors, until the Effective Time such Board of Directors will have at least three directors who are directors of the

Company on the date of the Merger Agreement (the "Independent Directors"); and provided further that, in such event, if the number of Independent Directors will be reduced below three for any reason whatsoever, the remaining Independent Directors or Director will designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors will designate three persons to fill such vacancies who will not be officers or affiliates of the Company or any of its subsidiaries or of PHI or any of its subsidiaries, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. In connection with the foregoing, the Company has agreed promptly, at the option of PHI, either to increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to the Company's Board of Directors as provided above.

    DIRECTORS/OFFICERS INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that, with certain limitations, the Certificate of Incorporation of the Surviving Corporation and each of its subsidiaries will contain provisions no less favorable with respect to indemnification and advancement of expenses than are set forth in the Amended and Restated Certificate of Incorporation of the Company as of the date of execution of the Merger Agreement. The Merger Agreement provides that the Company will defend, indemnify and hold harmless, and after the Effective Time, the Surviving Corporation will defend, indemnify and hold harmless, certain present and former directors and officers of the Company as identified in the Merger Agreement to the full extent required or permitted under Delaware law, subject to certain limitations. Pursuant to the Merger Agreement, such rights to be defended, indemnified and held harmless will continue in full force and effect without time limitation from and after the Effective Time for a period of six years after the Effective Time. The Merger Agreement provides further that, with certain limitations, the Surviving Corporation will, for six years from the Effective Time, maintain in effect the directors' and officers' liability insurance policies in force and existing at the time of the execution of the Merger Agreement.

    EMPLOYMENT MATTERS. The Merger Agreement provides that all employees of the Company and its subsidiaries prior to the Effective Time will be employed by the Surviving Corporation immediately after the Effective Time. However with certain limitations, PHI and the Surviving Corporation will not be obligated to continue employing such employees for any length of time thereafter unless obligated by contract. The employees of the Company and its subsidiaries will also be granted service credit under any applicable employee benefit plan or program which recognizes service time. The Merger Agreement provides that for one year after the Effective Time, PHI will cause the Surviving Corporation to continue or cause to be continued without significant adverse change to any employee or former employee of the Company and its subsidiaries certain employee benefit plans, except that PHI or the Surviving Corporation may, during such period, replace any of these employee benefit plans with a plan that is substantially equivalent to or more favorable than the plan it replaces.

    The Merger Agreement provides that, to the extent permitted by the relevant provisions of the Code, that PHI will maintain or cause to be maintained the ESOP as a separate qualified plan or separate feature in a qualified plan solely for the benefit of the ESOP participants and new employees of the business that was conducted by the Company prior to the Effective Time, until the notes issued by the ESOP (the "ESOP Notes") are paid in full (prior to or at maturity). Employees who are ESOP participants before the Effective Time and who are involuntarily terminated other than for cause will become fully vested upon termination and will be entitled to an allocation for the year of termination. If (i) PacifiCorp or its delegatee so elects, or (ii) certain Code provisions do not permit the ESOP to be maintained as a separate plan or feature of a plan, PacifiCorp shall cause a matching contribution and a two percent of eligible compensation contribution to be made to repay the ESOP Notes. At any time, PacifiCorp or its delegatee may elect to prepay the ESOP Notes in full.

    The Merger Agreement provides certain protections and advantages (lump sum cash severance payment and continued health insurance coverage under Part 6 of ERISA) for the benefit of any employee of the Company or its subsidiaries who is terminated from employment by the Surviving Corporation within 12 months after the Effective Time for any reason other than cause, or who is required to transfer to a job location that is more than 50 miles from his or her current job location or take a reduction in base rate pay, but refuses such transfer or reduction and terminates his or her employment with the Surviving Corporation. The above described benefits are to apply in lieu of severance benefits applicable under the Company's general severance policy, and do not apply to the named officers and key employees who are party to change in control agreements.

    CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been adopted by the requisite vote of the stockholders of the Company in accordance with the Company's Amended and Restated Certificate of Incorporation and applicable law, if such vote is required, (ii) no United States or state statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced that has the effect of making the acquisition or ownership of the Shares illegal or otherwise prohibiting or materially restricting the consummation of the Merger, (iii) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and (iv) the Purchaser or its permitted assignee will have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time (i) by mutual consent of the parties to the Merger Agreement,
(ii) by the Company, upon approval of its Board of Directors, if (1) the Purchaser shall have (A) failed to commence the Offer within ten days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to satisfy the conditions set forth in clause (f) or
(g) of Section 13 below, or (2) prior to the purchase of Shares pursuant to the Offer, the Company's Board of Directors shall have withdrawn or modified in a manner adverse to the Purchaser or PHI its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve the execution by the Company of a definitive agreement providing for an Alternative Transaction or in order to approve a tender offer or exchange offer for Shares by a third party, in either case on terms more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger taken together, as determined by the Company's Board of Directors in the exercise of its good faith judgment and after consultation with its legal counsel and financial advisors; provided, however, that termination as described in clause (2) will not be effective until the Company has made payment to PHI of the fee required to be paid as specified in the second sentence under the caption "Fees and Expenses" below, (iii) by PHI if (1) due to an occurrence or circumstance that results in a failure to satisfy any condition set forth in Section 13 below, the Purchaser shall have (A) failed to commence the Offer within ten days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless any such failure listed above shall have been caused by or resulted from the failure of PHI or the Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by PHI or the Purchaser of any material representation or warranty of either of them contained in the Merger Agreement or (2) prior to the purchase of Shares pursuant to the Offer, the Company's Board of Directors or any committee thereof shall have withdrawn or modified in a manner adverse to the Purchaser or PHI its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another merger, consolidation, business combination with, or acquisition of, the Company or all or substantially all its assets or another tender offer or exchange offer for Shares, or shall have resolved to do any of the foregoing, or (iv) by either PHI, the Purchaser or the Company if the Merger is not consummated on or before the first anniversary of the date of the Merger Agreement; provided, however, that the party seeking to terminate the Merger Agreement as described in this clause (iv) is not willfully or negligently in material breach of the Merger Agreement.

    FEES AND EXPENSES. The Merger Agreement provides that, except as described in the following sentence, whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses. The Merger Agreement provides further that, if the Merger Agreement is terminated by the Company under the provision described in clause (ii)(2) under the caption "Termination" above, or by PHI under the provision described in clause (iii)(2) under the caption "Termination" above, the Company will pay to PHI a fee of $9,000,000 in cash.

    AMENDMENT. The Merger Agreement may be amended through a written instrument at any time prior to the Effective Time by the Board of Directors of the parties. The Merger Agreement provides certain special rules for the amendment of the Merger Agreement after the election or appointment of the Purchaser's designees to the Company's Board of Directors.

STOCKHOLDER AGREEMENT

    Messrs. Larry W. Bickle, John A. Strom and J. Chris Jones, executive officers of the Company, are parties to a Stockholder Agreement dated March 11, 1997 with PHI and the Purchaser. The Stockholder Agreement provides that each of Messrs. Bickle, Strom and Jones will tender his Shares into the Offer so long as the per Share amount is not less than $13.41 in cash (net to the seller). Additionally, each of Bickle, Strom and Jones has agreed to sell, and the Purchaser has agreed to purchase, his Shares at a price per share equal to $13.41, or such higher price per Share as may be offered by the Purchaser in the Offer, provided that such obligations to purchase and sell are both subject to
(i) the Purchaser having accepted Shares for payment under the Offer and the Minimum Condition (minus any shares which are the subject of the Stockholder Agreement but are not purchased in the Offer) having been satisfied, and (ii) the expiration or termination of any applicable waiting period under the HSR Act. According to representations in the Stockholder Agreement, Messrs. Bickle, Strom and Jones together own a total of 244,441 Shares and hold options to purchase 1,904,439 Shares. Each of Bickle, Strom and Jones has also agreed not to transfer or agree to transfer his Shares, grant a proxy for his Shares or enter into a voting agreement respecting them, or take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Stockholder Agreement or the transactions contemplated thereby. The Stockholder Agreement terminates upon the earlier of (i) the Merger Agreement being terminated by the Company, PHI or the Purchaser, or (ii) the purchase and sale of the Shares of Bickle, Strom and Jones as described above. The foregoing summary of the Stockholder Agreement is qualified in its entirety by the text of the Stockholder Agreement, a copy of which is filed as Exhibit
(c)(2) to the Schedule 14D-1 and is incorporated herein by reference.

OPERATIONS FOLLOWING CONSUMMATION OF THE OFFER

    Following consummation of the Offer, PHI intends to invest in and expand the Company's gas marketing operations, but otherwise has no definitive plans to make any material changes in the business or operations of the Company. Based on its review of the Company's operations following the consummation of the Offer, PHI may make changes in the Company's assets, capitalization, structure and management.

APPRAISAL RIGHTS

    Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the effective time of the Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL ("Section 262") to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the proposed Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262.

GOING PRIVATE TRANSACTIONS

    The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain: "going private: transactions and which may under certain circumstances be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or (b) the Merger is consummated within one year after the purchase of the Shares pursuant to the Offer and the Merger provided for stockholders to receive cash for their Shares in an amount at least equal to the Offer Price. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to the consummation of the Merger.

    12. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, NEW YORK STOCK EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION.

    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of stockholders, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

    Depending upon the number of Shares acquired pursuant to the Offer and the Shares accumulated by other parties, it is possible that the Company's Class A Common Stock will no longer be eligible for listing on the NYSE. In that event, the market for the Shares could be adversely affected.

    The Company's Class A Common Stock is registered under the Exchange Act. Registration of the Company's Class A Common Stock may be terminated upon application of the Company to the Commission if the Company's Class A Common Stock is not listed on a national securities exchange and there are fewer than 300 holders of record of the Company's Class A Common Stock. The Company has informed the Purchaser that there were approximately 2200 beneficial owners of the Company's Class A Common Stock and one beneficial owner of the Company's Class B Common Stock as of March 7, 1997. The termination of the registration of the Company's Class A Common Stock under the Exchange Act would render inapplicable certain provisions of the Exchange Act, including requirements that the Company furnish stockholders with proxy materials regarding meetings of stockholders of the Company, the reporting and short-swing profit liability provisions under Section 16 of the Exchange Act and the requirements of Rule 13e-3 under the Exchange Act regarding "going private" transactions.

    The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among other things, this status has the effect of allowing lenders to extend credit to stockholders who wish to use the Shares as collateral. Depending upon factors similar to those described above with respect to NYSE eligibility, following the Offer the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations, in which event Shares could no longer be used as collateral for margin loans made by brokers.

    The Purchaser currently intends to cause the Company to make an application for termination of registration of the Shares under the Exchange Act after consummation of the Merger, and may cause such an application to be filed prior to the consummation of the Merger if a sufficient number of Shares are purchased pursuant to the Offer. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on the NYSE.

    13. CERTAIN CONDITIONS OF THE OFFER.

    Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Condition shall have been satisfied and (ii) any applicable waiting period under the HSR Act shall have expired or been terminated. Furthermore, the Purchaser may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

    (a) there shall have been issued and shall remain in effect any injunction, order or decree by any court or governmental, administrative or regulatory authority or agency, domestic or foreign, which (i) restrains or prohibits the making of the Offer or the consummation of the Merger,
        (ii) prohibits or limits ownership or operation by the Company, PHI or the Purchaser of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or PHI and its subsidiaries, taken as a whole, or compels the Company, PHI or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or PHI and its subsidiaries, taken as a whole, in each case as a result of the Offer or the Merger; (iii) imposes material limitations on the ability of PHI or the Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchaser pursuant to the Offer, or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the Merger; or (iv) requires divestiture by PHI or the Purchaser of any material portion of the Shares;

    (b) there shall have been any action taken, or any statute, rule, regulation, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) PHI, the Company or any Subsidiary or affiliate of PHI or the Company or (ii) the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign (other than, in the case of both (i) and (ii), the application of the waiting period provisions of the HSR Act to the Offer or the Merger), which results in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

    (c) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on the NYSE or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,
        (iii) a commencement of a war or armed hostilities involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on the extension of credit by banks or other financial institutions, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the reasonable judgment of Purchaser, a material worsening thereof;

    (d) a tender offer or exchange offer for more than fifty percent (50%) of the Shares shall have been made or publicly proposed by a third party for a price in excess of the Offer Price;

    (e) the Company's Board of Directors or any committee thereof shall have withdrawn or modified in a manner adverse to PHI or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or shall have approved or recommended another merger, consolidation, business combination with, or acquisition of the Company or all or substantially all its assets or another tender offer or exchange offer for Shares, or shall have resolved to do any of the foregoing;

    (f) the Company shall have failed to perform in any material respect any of its material covenants in the Merger Agreement and shall not have cured such default in all material respects (provided 5 days written notice of such default shall have been given to the Company by PHI);

    (g) the representations and warranties of the Company shall fail to be true and correct in all material respects on and as of the date made or, except as otherwise expressly contemplated, on and as of any subsequent date as if made at and as of such subsequent date and such failure shall not have been cured in all material respects (provided 5 days written notice of such failure shall have been given to the Company by PHI);

    (h) the Merger Agreement shall have been terminated in accordance with its terms;

    (i) the Purchaser and the Company shall have agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; or

    (j) since December 31, 1996, except as (i) expressly contemplated by the Merger Agreement, (ii) disclosed in any of the Company's periodic reports to the Commission filed since such date and prior to the date of the Merger Agreement, or (iii) set forth in the Merger Agreement, there shall have been any event having, individually or in the aggregate, a change or effect that is reasonably likely to be materially adverse to the business, operations, properties, financial condition, assets or liabilities (including without limitation, contingent liabilities) of the Company and its subsidiaries taken as a whole, except for changes that affect the industries in which the Company and its subsidiaries operate generally.

    The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    14. CERTAIN LEGAL MATTERS.

    Except as described below, the Purchaser is not aware of any approval or other action by any federal, state or foreign governmental or administrative agency that would be required for the acquisition of the Shares by the Purchaser pursuant to this Offer. Should any approval or other action be required, it is presently contemplated that such approval or action would be sought. However, while there is no present intent to delay the purchase of the Shares tendered pursuant to this Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, could be obtained without substantial delay or conditions, or at all. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this
Section 14. See Section 13.

    STATE TAKEOVER LAWS. Section 203 of the DGCL prohibits a Delaware corporation such as the Company from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless (a) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66- 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. Because the Company's Board of Directors has approved the Offer, the prohibition of section 203 will not apply to the Merger.

    Except as described in this Offer to Purchase, the Purchaser has not complied with any state takeover laws. Should any government official or third party seek to apply any state takeover law to the Offer other than those described in this Offer to Purchase, the Purchaser will take such action as then appears desirable and currently anticipates that it will contest the validity or applicability of such statute in appropriate court proceedings.

    If it is asserted that one or more state takeover laws other than those described in this Offer to Purchase apply to the Offer and it is not determined by all appropriate courts that such act or acts do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See Section 13.

    ANTITRUST LAWS. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Company by the Purchaser. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the proposed Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or PHI or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

    15. FEES AND EXPENSES.

    Pursuant to an engagement letter dated December 4, 1996 (the "Engagement Letter"), PHI retained New Harbor Incorporated and NHI Securities Inc. (collectively, "NHI") to render strategic, financial advisory and investment banking services to PHI in connection with the proposed acquisition of TPC. For such financial advisory services, PHI has paid or agreed to pay NHI under the Engagement Letter as follows: (a) a retainer of $50,000 for the services rendered thereunder through December 31, 1996 and an additional amount of $100,000 per month for the services rendered thereunder through the remainder of the term thereof; (b) upon signing of the Merger Agreement, 20% of the success fee referred to in the next subparagraph; and (c) upon completion of the acquisition, a success fee based on the aggregate consideration paid in the acquisition according to a schedule under which the fee for a transaction in which the aggregate consideration is between $250 million and $300 million equals a value interpolated between $1,775,000 and $2,040,000. The advisory fees paid pursuant to subparagraph (a) and (b) will be credited against any success fee owed pursuant to subparagraph (c). PHI has also agreed to reimburse NHI for its reasonable direct, out-of-pocket expenses and to indemnify NHI and certain related persons against certain liabilities resulting from or arising out of its performance under the Engagement Letter.

    The Purchaser has retained IBJ Schroder Bank & Trust Company to act as Depositary and Georgeson & Company Inc. to serve as Information Agent in connection with the Offer. The Purchaser will pay each of the Depositary and the Information Agent reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify each of them against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

    Neither the Purchaser nor PHI will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

    16. MISCELLANEOUS.

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

    Neither the Purchaser nor PHI is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. Consequently, the Offer is currently being made to all holders of Shares. To the extent the Purchaser or PHI becomes aware of any law that would limit the class of offers in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer.

    The Purchaser has filed with the Commission a Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, D.C. and the NYSE in the manner set forth in
Section 8.

    No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                                       POWER ACQUISITION COMPANY

March 18, 1997

                                                                      SCHEDULE I

     DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER, PHI AND PACIFICORP
             (NOTE: FOOTNOTE (+) APPEARS AT END OF THIS SCHEDULE I)

    Set forth in the table below are the names and present principal occupations or employments, and the material occupations, positions, offices, and employments during the past five years, for the directors and executive officers of Power Acquisition Company, PacifiCorp Holdings, Inc. and PacifiCorp, and the name, principal business and address for any corporation or other organization in which such employment is carried on. Each person listed below is of United States citizenship, and, unless otherwise indicated, positions have been held for the past five years. Directors are identified by an asterisk and the year in which such person became a director is indicated in parentheses.

                           POWER ACQUISITION COMPANY

                                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND RESIDENCE                                        (AND PRINCIPAL BUSINESS); MATERIAL POSITIONS
OR BUSINESS ADDRESS                                               HELD DURING PAST FIVE YEARS
---------------------------------------------  ------------------------------------------------------------------
John A. Bohling* (1997)......................  Senior Vice President of PacifiCorp (since 1993); Executive Vice
PacifiCorp                                     President of Pacific Power & Light Company (1991-1993); Director
700 NE Multnomah, Suite 1600                   and Vice President of Power Acquisition Company (since March 1997)
Portland, Oregon 97232

Richard T. O'Brien* (1997)...................  Senior Vice President and Chief Financial Officer (since 1995) and
PacifiCorp+                                    Vice President (1993-1995) of PacifiCorp; Senior Vice President
                                               (since 1993) and Chief Financial Officer (since 1996) of
                                               PacifiCorp Holdings, Inc.; Chief Financial Officer (1992-1993) and
                                               Vice President and Treasurer (1989-1992) of NERCO, Inc., a former mining and resource subsidiary of PacifiCorp; Director and Vice
                                               President of Power Acquisition Company (since March 1997)

Dennis P. Steinberg* (1997)..................  Senior Vice President (since 1994) and Vice President (1990-1994)
PacifiCorp+                                    of PacifiCorp; Director and President of Power Acquisition Company
                                               (since March 1997)

Donald N. Furman.............................  Vice President of PacifiCorp (since February 1997); President of
PacifiCorp Power Marketing, Inc.               PacifiCorp Power Marketing, Inc., a power marketing and trading
700 NE Multnomah, Suite 500                    subsidiary of PacifiCorp Holdings, Inc. (since 1995); Assistant
Portland, Oregon 97232                         Vice President of PacifiCorp (1994-1995); Senior Vice
                                               President-Operations of Citizens Lehman Power LP (1991-1994); Vice
                                               President of Power Acquisition Company (since March 1997)

Sally A. Nofziger............................  Vice President and Corporation Secretary of PacifiCorp; Secretary
PacifiCorp+                                    of PacifiCorp Holdings, Inc.; Secretary of Power Acquisition
                                               Company (since March 1997)

                           PACIFICORP HOLDINGS, INC.

                                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND RESIDENCE                                        (AND PRINCIPAL BUSINESS); MATERIAL POSITIONS
OR BUSINESS ADDRESS                                               HELD DURING PAST FIVE YEARS
---------------------------------------------  ------------------------------------------------------------------
Frederick W. Buckman* (1994).................  President and Chief Executive Officer of PacifiCorp (since
PacifiCorp+                                    February 1994); Chairman of PacifiCorp Holdings, Inc. (since
                                               1994); President and Chief Executive Officer (1992-1994) and
                                               President and Chief Operating Officer (1988-1991) of Consumers
                                               Power Company, Jackson, Michigan

C. Todd Conover* (1993)......................  President and Chief Executive Officer, The Vantage Company, a
The Vantage Company                            business consulting firm, Los Altos, California; General Manager,
101 First Street, Suite 670                    Finance Industry Group, Tandem Computers Incorporated, a computer
Los Altos, California 94022                    manufacturing company (January 1994-May 1995); President and Chief
                                               Executive Officer, Central Banks of Colorado (1991-1992)

Michael C. Henderson* (1995).................  Vice President of PacifiCorp (since 1995); Director, President and
PacifiCorp+                                    Chief Executive Officer of PacifiCorp Holdings, Inc. and Chairman,
                                               President and Chief Executive Officer of PacifiCorp Financial
                                               Services, Inc. (since 1995); Executive Vice President (1992-1993)
                                               and Senior Vice President (1991-1992) of PacifiCorp Financial
                                               Services, Inc.

Nolan E. Karras* (1993)......................  Investment Advisor, Karras & Associates, Inc., an investment
Karras & Associates, Inc.                      advisory firm
4695 South 1900 West #3
Roy, Utah 84067

Richard T. O'Brien...........................  (See above)
PacifiCorp+

Verl R. Topham...............................  Senior Vice President and General Counsel of PacifiCorp (since May
Utah Power & Light Company                     1994); Senior Vice President and General Counsel of PacifiCorp
One Utah Center, Suite 2300                    Holdings, Inc. (since 1995); President of Utah Power & Light
201 South Main                                 Company (1990-1994)
Salt Lake City, Utah 84140

William E. Peressini.........................  Vice President (since 1996) and Treasurer (since 1994) of
PacifiCorp+                                    PacifiCorp; Treasurer of PacifiCorp Holdings, Inc. (since 1994);
                                               Executive Vice President of PacifiCorp Financial Services, Inc.
                                               (1992-1994); Senior Vice President and Chief Financial Officer of
                                               PacifiCorp Financial Services, Inc. (1989-1992)

Sally A. Nofziger............................  (See above)
PacifiCorp++

Donald A. Bloodworth.........................  Controller of PacifiCorp (since 1996); Controller of PacifiCorp
PacifiCorp+                                    Holdings, Inc. (since 1996); President of Revenue Requirements and
                                               Controller, Pacific Telecom, Inc. (1993-1996); Vice President and
                                               Treasurer, PacifiCorp Holdings, Inc. (1992-1993)

                                   PACIFICORP

                                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND RESIDENCE                                        (AND PRINCIPAL BUSINESS); MATERIAL POSITIONS
OR BUSINESS ADDRESS                                               HELD DURING PAST FIVE YEARS
---------------------------------------------  ------------------------------------------------------------------

W. Charles Armstrong* (1996).................  Independent Consultant (since 1997); Former Chief Executive
14019 SE 35th Loop                             Officer, Bank of America Oregon (1992-1996)
Vancouver, Washington 98683

Kathryn A. Braun* (1994).....................  Executive Vice President, Western Digital Corporation
Western Digital Corporation
8105 Irvine Center Drive
Irvine, CA 92718

Frederick W. Buckman* (1994).................  (See above)
PacifiCorp+

C. Todd Conover* (1991)......................  (See above)
The Vantage Company

Nolan E. Karras* (1993)......................  (See above)
Karras & Associates, Inc.

Keith R. McKennon* (1990)....................  Chairman of the Board of PacifiCorp (since 1994); formerly
PacifiCorp+                                    Chairman (1992-1994) and Chief Executive Officer (1992-1993), Dow
                                               Corning Corporation, Midland, Michigan

Robert G. Miller* (1994).....................  Chairman of the Board and Chief Executive Officer of Fred Meyer,
Fred Meyer, Inc.                               Inc., a retail merchandising chain, with offices at 3800 SE 22nd,
3800 SE 22nd                                   Portland, Oregon 97202
Portland, Oregon 97202

Alan K. Simpson* (1997)......................  Former Wyoming U.S. Senator (1979-1997)
c/o Laurie Rosen
3301 Turner Lane
Chevy Chase, Maryland 20815

Verl R. Topham* (1994).......................  (See above)
Utah Power & Light Company

Don M. Wheeler* (1989).......................  Chairman and Chief Executive Officer, ICM Equipment Company, a
ICM Equipment Company                          materials handling and equipment company (since 1996); formerly
4901 West 2100 South                           Chairman, Chief Executive Officer, President and General Manager
Salt Lake City, Utah 84120                     of Wheeler Machinery Company (1955-1996)

Nancy Wilgenbusch* (1986)....................  President, Marylhurst College
Marylhurst College
Marylhurst, Oregon 97036

Peter I. Wold* (1995)........................  President, Wold Oil & Gas Company, an oil and gas exploration and
Wold Oil & Gas Company                         production company
139 West Second Street, Suite 200
Casper, Wyoming 82602

John A. Bohling..............................  (See above)
PacifiCorp+

                                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND RESIDENCE                                        (AND PRINCIPAL BUSINESS); MATERIAL POSITIONS
OR BUSINESS ADDRESS                                               HELD DURING PAST FIVE YEARS
---------------------------------------------  ------------------------------------------------------------------
William C. Brauer............................  Senior Vice President (since 1996) and Vice President (1992-1996)
PacifiCorp+                                    of PacifiCorp

Shelley R. Faigle............................  Senior Vice President (since 1993) and Vice President (1992-1993)
Pacific Power & Light Company                  of PacifiCorp; Vice President (1989-1992) of Pacific Power & Light
1500 Public Service Building                   Company
Portland, Oregon 97204

Paul G. Lorenzini............................  Senior Vice President of PacifiCorp (since 1994); President
Pacific Power & Light Company+                 (1992-1994) and Executive Vice President (1989-1992) of Pacific
                                               Power & Light Company

John E. Mooney...............................  Senior Vice President of PacifiCorp (since 1994); Executive Vice
Utah Power & Light Company+                    President (1991-1994) and Vice President (1990-1991) of Utah Power
                                               & Light Company

Richard T. O'Brien...........................  (See above)
PacifiCorp+

Michael J. Pittman...........................  Vice President (since 1993) and Assistant Vice President
Pacific Power & Light Company+                 (1990-1993) of PacifiCorp

Charles E. Robinson..........................  Chairman, President and Chief Executive Officer of Pacific
Pacific Telecom, Inc.                          Telecom, Inc., a telecommunications subsidiary of PacifiCorp
805 Broadway                                   Holdings, Inc.
PO Box 9901
Vancouver, Washington 98668

Daniel L. Spalding...........................  Chairman and Chief Executive Officer of Powercor Australia Limited
Powercor Australia Limited                     (since 1995); Senior Vice President (since 1992) and Vice
Level 3, 77 Southbank Blvd.                    President (1987-1992) of PacifiCorp
Southbank, Victoria 3006
Australia

Dennis P. Steinberg..........................  (See above)
PacifiCorp+

Michael C. Henderson.........................  (See above)
PacifiCorp+

Thomas J. Imeson.............................  Vice President of PacifiCorp
PacifiCorp+

Sally A. Nofziger............................  (See above)
PacifiCorp+

William E. Peressini.........................  (See above)
PacifiCorp+

Donald A. Bloodworth.........................  (See above)
PacifiCorp+

------------------------

+ The principal business and address of the corporation or other organization for which the listed individual's principal occupation is conducted is set forth at the first place at which the name of such corporation or other organization appears in this Schedule I.

                        THE DEPOSITARY FOR THE OFFER IS:

                       IBJ SCHRODER BANK & TRUST COMPANY

                                    BY MAIL:
                              IBJ SCHRODER BANK &
                                 TRUST COMPANY
                                   PO BOX 84
                             BOWLING GREEN STATION
                         NEW YORK, NEW YORK 10274-0084
                        ATTENTION: REORGANIZATION DEPT.

                            FACSIMILE TRANSMISSION:
                        (FOR ELIGIBLE INSTITUTIONS ONLY)
                                 (212) 858-2611

                         BY HAND OR OVERNIGHT COURIER:
                              IBJ SCHRODER BANK &
                                 TRUST COMPANY
                                ONE STATE STREET
                            NEW YORK, NEW YORK 10004
                           ATTENTION: REORGANIZATION
                          OPERATIONS DEPT. SECURITIES
                             PROCESSING WINDOW SC-1

                           FOR INFORMATION TELEPHONE:
                                 (212) 858-2103

    DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

    Questions or requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. Stockholders may also contact their brokers, dealers, banks or trust companies or other nominees for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

                               Wall Street Plaza
                            New York, New York 10005
                            (212) 509-6240 (collect)
                 Banks and Brokers call collect (212) 440-9800
                         CALL TOLL FREE: 1-800-223-2064